SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 2, 3, 4 and 7 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004, April 19, 2004, April 20, 2004, May 17, 2004, May 19, 2004, May 20, 2004, May 26, 2004, May 28, 2004, June 7, 2004, June 9, 2004 and June 14, 2004 (the “Schedule 14D-9”) and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following two new paragraphs after the second paragraph under Item 2(b):

On June 18, 2004, Jones and the Company issued a joint press release announcing that the Company, Jones and MSCAC entered into an Agreement and Plan of Merger, dated as of June 18, 2004 (the “Merger Agreement”). The joint press release also announced that Jones and MSCAC were amending the Offer by increasing the price to be paid per share of the Company’s Common Stock to $23.25 (the “Second Revised Offer”) from the $22.50 per share price contained in the Revised Offer. On June 21, 2004, Jones filed a Second Supplement to the Offer to Purchase (the “Second Offer to Purchase Supplement”) as Exhibit (a)(1)(O) to Amendment No. 16 to the Schedule TO (“Amendment No. 16”), filed with the SEC on June 21, 2004. According to the Second Offer to Purchase Supplement, the Second Revised Offer is subject to the terms and conditions set forth in Section 8 of the Second Offer to Purchase Supplement.

The Second Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Second Revised Offer and subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, MSCAC will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock not tendered into the Second Revised Offer (other than shares held by the Company, Jones, MSCAC or stockholders properly perfecting appraisal rights under Delaware law) will be converted into the right to receive $23.25 in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation. Pursuant to the Merger Agreement, July 6, 2004 has been set as the initial expiration date of the Second Revised Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended by deleting the first sentence and replacing it with the following:

Except as described in the Schedule 14D-9, as amended, and in the Information Statement pursuant to Securities Exchange Act of 1934 (the “Exchange Act”) Rule 14f-1, attached hereto as Exhibit (e)(10) to this Schedule 14D-9 and incorporated by reference herein, or in the excerpts from the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (the “2003 Annual Report”), filed as Exhibit (e)(1) to this Schedule 14D-9 and the Definitive Proxy Statement, dated February 27, 2004 (the “2004 Proxy Statement”), filed as Exhibit (e)(2) to this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) any executive officers, directors or affiliates of the Company or (b) Jones or MSCAC or their respective executive officers, directors or affiliates.

Item 3 is hereby further amended and supplemented as follows by adding the following new paragraph after the last paragraph in the section entitled “Agreements between the Company and Jones”:

On June 18, 2004, the Merger Agreement was executed by the Company, Jones and MSCAC. A summary of the Merger Agreement is contained in Section 5 of the Second Offer to Purchase Supplement, which is filed as Exhibit (a)(1)(O) to Amendment No. 16 and which is being mailed to stockholders together with this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by adding the following three new paragraphs after the last paragraph in the section entitled “Solicitation/Recommendation” under Item 4(a):

After careful consideration, including a thorough review of the terms and conditions of the Second Revised Offer, the Merger and the Merger Agreement with the Company’s financial and legal advisors, the full Board of Directors unanimously determined at a meeting on June 18, 2004 that the terms of the Second Revised Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and the Board of Directors unanimously approved and declared advisable, the Second Revised Offer, the Merger and the Merger Agreement.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Second Revised Offer, tender their shares to MSCAC for purchase pursuant to the Second Revised Offer and, if required by applicable Delaware law, approve the Merger Agreement.

A press release and letter to the Company’s stockholders communicating the recommendation of the Board of Directors are filed as Exhibits (a)(22) and (a)(23) hereto, respectively, and are incorporated herein by reference.

Item 4 is hereby further amended and supplemented by adding the following eight new paragraphs after the last paragraph in the section entitled “Background” under Item 4(b):

In response to the Company’s announcement on June 7, 2004 that the Company would be willing to explore with Jones whether Jones would be willing to increase its Revised Offer to a level that fully reflected the value of the Company, Mr. Boneparth called Mr. Cocozza and indicated that Jones was interested in entering into discussions with the Company. Also on June 7, 2004, representatives of Lehman Brothers contacted representatives of Bear Stearns, Jones’s financial advisor, to discuss the process for initiating discussions between the Company and Jones.

On June 8, 2004, the Company entered into a confidentiality agreement with Jones, and representatives of Lehman Brothers met with representatives of Bear Stearns to explore whether Jones was prepared to increase its Revised Offer and to discuss certain financial information. These discussions continued through June 15, 2004.

Late in the afternoon on June 15, 2004, Mr. Boneparth met with Mr. Cocozza and discussed the possibility of reaching an agreement as to an increase in the price of the Revised Offer. Between June 15 and June 18, representatives of the Company and Jones negotiated the terms of the Merger Agreement.

During the morning of June 17, 2004, the Board of Directors met with its legal and financial advisors and the Company’s management to further discuss the Second Revised Offer, the Merger and the Merger Agreement, and the financial, legal and other considerations relevant thereto. The Company’s legal advisor presented a summary of the terms of the proposed Merger Agreement and discussed the material open issues relating thereto. The Company’s financial advisor reviewed with the Board of Directors the financial aspects of the Second Revised Offer and the Merger and presented and discussed their financial analyses of Jones’s Second Revised Offer.

Late in the afternoon on June 17, 2004, the Board of Directors reconvened their meeting in order to receive an update from the Company’s financial and legal advisors on the status of the proposed Merger Agreement and the negotiations relating thereto. In order to allow time to complete the negotiations relating to the Merger Agreement and for further consideration of Jones’s proposal, the Board determined to defer any action regarding the Second Revised Offer, the Merger and the Merger Agreement until its next meeting on the morning of June 18, 2004. In the meantime, further negotiations continued between representatives of the Company and Jones.

On June 18, 2004, the Board of Directors met with the Company’s management and its financial and legal advisors to further consider and discuss the Second Revised Offer, the Merger and the Merger Agreement. At the meeting, the legal advisor updated the Board of Directors on the status of the Merger Agreement negotiations and the resolution of the open issues relating thereto. Lehman Brothers updated and discussed its financial analyses of the Second Revised Offer since the June 17, 2004 meeting of the Board of Directors, and delivered its opinion, dated June 18, 2004, to the effect that as of the date of such opinion and subject to the qualifications and limitations set forth in the written opinion, attached hereto as Annex A to this Amendment No. 15 to this Schedule 14D-9, the $23.25 per share consideration offered in the Second Revised Offer and Merger is fair, from a financial point of view, to the stockholders of the Company.

After careful consideration, including consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the terms of the Second Revised Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s stockholders, unanimously approved and declared advisable the Second Revised Offer, the Merger and the Merger Agreement and unanimously recommended that the Company’s stockholders accept the Second Revised Offer, tender their shares to MSCAC pursuant to the Second Revised Offer and, if required by applicable Delaware law, approve the Merger Agreement. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors’ recommendations. The Board of Directors also approved an amendment to the Rights Agreement, dated as of November 2, 1998, by and between the Company and BankBoston, N.A., as rights agent, as amended by Amendment No. 1 to Rights Agreement, dated as of December 6, 2001, and Amendment No. 2 to Rights Agreement, dated April 2, 2004, by and between the Company and EquiServe Trust Company, N.A., as rights agent (as amended, the “Rights Agreement”). The amendment to the Rights Agreement rendered the Rights Agreement inapplicable to the Second Revised Offer, the Merger and the Merger Agreement. The amendment to the Rights Agreement was filed by the Company on a Current Report on Form 8-K, filed with the SEC on June 18, 2004.

Later in the day on June 18, 2004, the Company, Jones and MSCAC executed the Merger Agreement and issued a press release announcing the Second Revised Offer and Merger.

Item 4 is hereby further amended and supplemented by adding the following two new paragraphs after the last paragraph in the section entitled “Reasons for the Recommendation of the Board” under Item 4(b):

In reaching the conclusion that the Second Revised Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and in making the other recommendations described above, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•	The Company’s independent financial advisors, Lehman Brothers, issued an opinion stating that, as of June 18, 2004, and subject to the qualifications and limitations set forth in the written opinion, the $23.25 per share consideration offered in the Second Revised Offer and Merger is fair, from a financial point of view, to the Company’s stockholders;

•	The Second Revised Offer and Merger provide full value to the Company’s stockholders and reflects the Company’s position as a leading footwear distributor based on its business, financial condition and performance, its unique market position and business prospects and continued market leadership, the strength and diversity of the Company’s portfolio of brands, backlog of new business and significant future growth opportunities;

•	The fact that the Second Revised Offer price per share represents a premium of more than 26% over the closing price of the Common Stock of $18.40 on February 25, 2004, the day before Jones publicly announced its original proposal;

•	The fact that the actions of the Company’s Board of Directors and management have caused Jones to twice increase its per share Offer from a value of $20.00 per share to $23.25 per share (an increase of over 16%);

•	The fact that stockholders of the Company have the right to seek to have an appraisal of the fair value of their shares pursuant to Delaware law; provided, that, such stockholders do not tender their shares into the Second Revised Offer and otherwise comply with Delaware law;

•	The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all outstanding shares of Common Stock, which should allow Company stockholders to receive the full value for their shares earlier than in alternative forms of transactions; and

•	The fact that Jones’s obligation to consummate the Second Revised Offer and the Merger is subject to a limited number of conditions, with no financing condition. In this respect, the Board also considered the fact that the Federal Trade Commission has already granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer.

All of the factors listed above are reasons that support the Board’s decision to recommend that the stockholders of the Company accept the Second Revised Offer, tender their shares to MSCAC pursuant to the Second Revised Offer and, if required by applicable Delaware law, approve the Merger Agreement.

Item 4 is hereby further amended and supplemented by adding the following new paragraph after the last paragraph in the section entitled “Considerations of the Board” under Item 4(b):

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendation in relation to the Second Revised Offer, the Merger and the Merger Agreement. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements.”

Item 4 is hereby further amended and supplemented by adding the following new paragraph after the paragraph in the section entitled “Recommendation of the Board” under Item 4(b):

In light of the factors described above, the Board of Directors has unanimously determined that the tems of the Second Revised Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company and its stockholders and unanimously approved and declared advisable the Second Revised Offer, the Merger and the Merger Agreement. Therefore, the Board of Directors unanimously recommends that the stockholders accept the Second Revised Offer, tender their shares to MSCAC for purchase pursuant to the Second Revised Offer and, if required by applicable Delaware law, approve the Merger Agreement.

Item 4 is hereby further amended and supplemented by adding the following new paragraph after the paragraph in Item 4(c):

To the best knowledge of the Company, each of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Second Revised Offer. Pursuant to the Merger Agreement, each option to purchase Common Stock held by such individuals will be cancelled in the Merger and converted into the right to receive cash consideration equal to the difference, per option to purchase one share of Common Stock, between $23.25 and the exercise price of such option.

Item 7. Purposes of the Transaction and Plans or Proposals

The information disclosed above in this amendment under Items 3 and 4 is hereby incorporated by reference into Item 7.

Item 9. Materials to Be Filed as Exhibits

Item 9 is hereby amended and supplemented by adding the following new exhibits thereto:

Exhibit No.	Document
(a)(22)	Joint Press Release issued by Maxwell Shoe Company Inc. and Jones Apparel Group, Inc. on June 18, 2004

(a)(23)	Letter, dated June 21, 2004 to Maxwell Shoe Company Inc.’s stockholders

(a)(24)	Letter, dated June 18, 2004 to Maxwell Shoe Company Inc.’s employees

(e)(9)	Agreement and Plan of Merger, dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc.

(e)(10)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: June 21, 2004	By:	/s/ MARK J. COCOZZA
	Title:	Mark J. Cocozza Chairman of the Board and Chief Executive Officer

ANNEX A

LEHMAN BROTHERS

June 18, 2004

Board of Directors

Maxwell Shoe Company Inc.

101 Sprague Street

P.O. Box 37

Readville, MA 02137

Members of the Board:

We understand that Maxwell Shoe Company Inc. (“Maxwell” or the “Company”), Jones Apparel Group, Inc. (“Jones”), and MSC Acquisition Corp. (“MSC”), an indirectly wholly owned subsidiary of Jones, intend to enter into an Agreement and Plan of Merger, dated June 18, 2004 (the “Agreement”), pursuant to which MSC will purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Maxwell for $23.25 per Share in cash by means of a tender offer and subsequent merger of MSC with and into the Company (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or any other transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, the Schedule TO, as amended, including the exhibits thereto, filed by MSC and Jones, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Company’s Rights Agreement dated as of November 2, 1998, as amended, (3) the License Agreement between Anne Klein, a division of Kasper A.S.L., Ltd., an affiliate of Jones, B.D.S. Inc., Lion Licensing Ltd., and the Company dated as of July 9, 1999, as amended, which provides for termination by the licensor under certain circumstances upon a change of control of the Company, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”), (5) the trading history of the Company’s common stock from March 2, 2001 to the present, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, financial conditions and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Company has not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company’s stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We and certain of our affiliates have in the past provided investment banking and financial services to the Company and Jones, for which services we have received customary compensation. In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and Jones for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the Company’s stockholders in the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

/s/ Lehman Brothers

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004 (11)

(a)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders (11)

(a)(21)	Press Release issued by Maxwell Shoe Company Inc. on June 13, 2004 (13)

(a)(22)	Joint Press Release issued by Maxwell Shoe Company Inc. and Jones Apparel Group, Inc. on June 18, 2004

(a)(23)	Letter, dated June 21, 2004 to Maxwell Shoe Company Inc.’s stockholders

(a)(24)	Letter, dated June 18, 2004 to Maxwell Shoe Company Inc.’s employees

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

Exhibit No.	Document
(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(e)(8)	Confidentiality Agreement, dated as of June 8, 2004 between Maxwell Shoe Company Inc. and Jones Apparel Group, Inc. (12)

(e)(9)	Agreement and Plan of Merger, dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc.

(e)(10)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.
(11)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2004.
(12)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 13 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 9, 2004.
(13)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 14 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 14, 2004.